UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number: 001-37805

CUSIP Number: 747545101

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2017
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Quality Care Properties, Inc.
Full Name of Registrant

Former Name if Applicable

7315 Wisconsin Avenue, Suite 550-E
Address of Principal Executive Office (Street and Number)

Bethesda, Maryland 20814
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Quality Care Properties, Inc. (the “Company”) is unable to timely file its Annual Report on Form 10-K for the year ended December 31, 2017 (the “2017 10-K”) without unreasonable effort and expense. As disclosed in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on March 2, 2018, the Company on March 2, 2018 entered into a plan sponsor agreement (the “Plan Sponsor Agreement”) with HCR ManorCare, Inc. (“HCRMC”), HCP Mezzanine Lender, LP, a wholly owned subsidiary of the Company (“Purchaser”), and certain lessor subsidiaries of the Company. The Plan Sponsor Agreement contemplates that, among other things, pursuant to a prepackaged plan of reorganization of HCRMC (the “Prepackaged Plan”) under title 11 of the United States Code (the “Bankruptcy Code”), Purchaser will acquire all of the issued and outstanding capital stock of HCRMC, in exchange for the discharge under the Prepackaged Plan of all claims of the Company against HCRMC and its subsidiaries arising under HCRMC’s guarantee of the master lease with HCR III Healthcare, LLC (the “Master Lease”). Due to the entry into the Plan Sponsor Agreement, additional management time and resources are necessary to complete all steps and tasks necessary to finalize the Company’s annual financial statements and other disclosures required to be included in the 2017 10-K, including, among other things, management’s going concern analysis with respect to the Company in accordance with Accounting Standards Codification Topic 205, Presentation of Financial Statements — Going Concern (Subtopic 205-40). As a result, the Company cannot, without unreasonable effort or expense, file the 2017 Form 10-K on or prior to the prescribed due date of March 1, 2018. The Company expects to file the 2017 Form 10-K on or before March 16, 2018, the fifteenth calendar day following March 1, 2018.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	C. Marc Richards	(240)	223-4680
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subject to the completion of the Company’s annual financial statements for inclusion in the 2017 10-K and the audit thereof by the Company’s independent registered public accounting firm, the Company expects the results of its operations for the year ended December 31, 2017 to be significantly different from the results of its operations for the year ended December 31, 2016. For the year ended December 31, 2017, the Company expects to report net loss of between $440 million and $450 million, a decrease of between $521 million and $531 million compared to net income of $81 million for the year ended December 31, 2016, on total revenue for the year ended December 31, 2017 of approximately $318 million, a decrease of approximately $153 million compared to total revenue of $471 million for the year ended December 31, 2016, which decrease in total revenue is primarily due to a net reduction/deferral/underpayment of rent due under the Master Lease for the 2017 period. In addition to the decline in total revenue, the principal reasons for such anticipated change in results of operations include: (i) an expected increase in restructuring costs for the year ended December 31, 2017, consisting primarily of legal, advisory and diligence costs related to the Company’s restructuring and workout discussions with HCRMC, (ii) an expected increase in interest expense for the year ended December 31, 2017, primarily related to indebtedness incurred in connection with the Company’s spin-off from HCP, Inc., which was completed on October 31, 2016 (the “Spin-Off”), and (iii) an expected increase in impairment charges during the year ended December 31, 2017, related to certain properties classified as held for use; partially offset by (x) an expected decrease in income tax expense for the year ended December 31, 2017, primarily due to recognizing tax liabilities, representing state built-in gain tax resulting from the tax liquidation of a Company subsidiary, during 2016, and (y) an expected decrease in depreciation and amortization expense for the year ended December 31, 2017, primarily due to reductions related to depreciable assets with estimated useful lives of five years becoming fully depreciated in the first quarter of 2016 and reductions related to lower depreciable bases of properties that were impaired during the fourth quarter of 2016 and the second and third quarters of 2017.

This explanation is based on current expectations of the Company as of the date hereof and is subject to completion of the Company’s annual financial statements which remain subject to audit by the Company’s independent registered public accounting firm. Accordingly, the Company’s final results of operations for the year ended December 31, 2017 could differ from the Company’s current expectations. The estimated results of operations presented herein will be superseded in their entirety by the more detailed discussion in Item 7. “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the Company’s annual financial statements included in the 2017 10-K upon filing of the 2017 10-K with the SEC.

Safe Harbor Statement

Certain statements in this document that are not historical statements of fact may be deemed “forward-looking statements.” The Company intends to have its forward-looking statements covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with those provisions. Forward-looking statements include, among other things, statements regarding our intent, belief or expectations, including, but not limited to, statements regarding: the proposed Prepackaged Plan, the Plan Sponsor Agreement and the transactions contemplated thereby; benefits of the Spin-Off; future financing plans, business strategies, growth prospects and operating and financial performance of the Company and its tenants and operators, including HCRMC. These statements are based on management’s current expectations and beliefs and are subject to a number of risks and uncertainties that could lead to actual results differing materially from those projected, forecasted or expected. We cannot guarantee the accuracy of any such forward-looking statement contained herein, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. See “Risk Factors” in the Company’s most recent Annual Report on Form 10-K and the Company’s subsequent SEC filings for extensive discussion regarding the risks to the Company, including from its association with HCRMC. These filings are available on the Company’s website at www.qcpcorp.com and at www.sec.gov. Forward-looking statements speak only as of the date hereof. Except as may be required under the federal securities laws and the rules and regulations of the SEC, the Company expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in our expectations or any change in events, conditions or circumstances on which any statement is based.

Quality Care Properties, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 2, 2018	By	/s/ C. Marc Richards
			Name:	C. Marc Richards
			Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).